May 24, 2017

By EDGAR and Overnight Delivery

Ms. Cecilia Blye

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monolithic Power Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 1, 2017 File No. 0-51026

Dear Ms. Blye:

On behalf of Monolithic Power Systems, Inc. (the “Company” or “MPS”), I am writing to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) included in the Staff’s comment letter, dated May 12, 2017. For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed in each case by our response.

General

1.

On page 24, you identify ZTE Corporation as one of your customers. ZTE is reported to have sold products into Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, resellers, customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided into Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response:

The Company respectfully advises the Staff that MPS has no known past, current, or anticipated contacts with Sudan or Syria, and, to its knowledge, has not directly or indirectly provided any products, technology or services to those countries, whether through subsidiaries, distributors, resellers, customers or other direct or indirect arrangements. Further, MPS has no known agreements, arrangements or other contacts with the governments of Sudan or Syria or entities they control.

MPS is committed to complying with U.S. export control regulations and trade and economic sanctions, and has a trade compliance program designed to prevent the unauthorized sale, export or re-export of its products and the diversion of those products to Sudan, Syria and any other country designated by the State Department as a state sponsor of terrorism. As part of this program, MPS’s distributors and customers, including ZTE Corporation, agree to comply with all applicable U.S. export control laws and sanction regulations.

Ms. Cecilia Blye

Securities and Exchange Commission

May 24, 2017

2.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

The Company respectfully advises the Staff that MPS has no known past, current or anticipated contacts with Sudan or Syria and does not have any assets in such countries.  MPS has made no sales in, has shipped no products to, and has had no liabilities associated with Sudan or Syria during the last three fiscal years or any subsequent interim period.  To its knowledge, MPS has not provided any customer any product customized for use in any end product destined for any party in Sudan or Syria.  As a result, MPS does not anticipate any adverse impact on its reputation or share value arising from business activities associated with these countries.

Since MPS is not aware of any contacts with these sanctioned countries, MPS believes there is no quantitative or qualitative material investment risk for its security holders, and therefore MPS does not believe that it faces a material risk with regard to investor sentiment directed toward companies that have operations associated with Sudan and Syria.

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Should you have any questions or comments concerning this response to your comment letter, please contact me at (408) 826-0775.

Sincerely,

/s/ T. Bernie Blegen

T. Bernie Blegen Chief Financial Officer

cc:	Michael Hsing, Monolithic Power Systems, Inc. Saria Tseng, Monolithic Power Systems, Inc.
Kevin Espinola, Jones Day

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